International Flavors & Fragrances Inc.

521 West 57th Street

New York, NY 10019

T: 212-765-5500

F: 212-708-7144

June 21, 2012

Rufus Decker, Accounting Branch Chief

Nudrat Salik, Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E., Stop 4631

Washington, D.C. 20549

RE:	International Flavors & Fragrances Inc.
Form 10-K for the Year Ended December 31, 2011
Form 10-Q for the Period Ended March 31, 2012
Response Dated May 18, 2012
File no. 1-4858

Dear Ms. Salik:

As discussed with the Staff on June 20, 2012, we are requesting an additional extension of five business days’ to respond to your letter dated May 23, 2012. We will file our response to your comment letter no later than June 28, 2012.

We appreciate your support regarding the timing of this request. Please contact me at (212) 708-7291 if you have any questions regarding the foregoing.

Sincerely,

International Flavors & Fragrances Inc.

/s/ Richard O’Leary

Richard O’Leary

Vice President

and Corporate Controller